                           SCHEDULE 13G


           Under the Securities Exchange Act of 1934


                        (Amendment No. 1)*




                            FARAH,INC.
- ----------------------------------------------------------------------
                         (Name of Issuer)


                           Common Stock
- ----------------------------------------------------------------------
                  (Title of Class of Securities)


                            307387100
- ----------------------------------------------------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307387100
- ----------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. or I.R.S. Identification No. of above person

       COLUMBIA SPECIAL FUND, INC.
- ----------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)    [   ]
                                                    (b)    [   ]
- ----------------------------------------------------------------------
3.     SEC USE ONLY


- ----------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       OREGON
- ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
       5.    SOLE VOTING POWER

       ---------------------------------------------------------------
       6.    SHARED VOTING POWER

       ---------------------------------------------------------------
       7.    SOLE DISPOSITIVE POWER

       ---------------------------------------------------------------
       8.    SHARED DISPOSITIVE POWER

             NONE
- ----------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       NONE
- ----------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*

- ----------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       NONE
- ----------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*

       IV
- ----------------------------------------------------------------------
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Item 1(a).      Name of Issuer
- ---------       --------------
                Farah, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices
- ---------       -----------------------------------------------
                8889 Gateway West
                El Paso, TX 79925

Item 2(a).      Names of Persons Filing
- ---------       -----------------------
                This Schedule 13G is filed on behalf of Columbia Special Fund, Inc. (CFS)

Item 2(b).      Address of Principal Business Office, or if
- ---------       none, Residence
                -------------------------------------------
                1301 SW Fifth Avenue
                PO Box 1350
                Portland, OR 97207

Item 2(c).      Citizenship
- ---------       -----------
                CSF is a corporation incorporated under the laws of Oregon.

Item 2(d).      Title of Class of Securities
- ---------       ----------------------------
                Common Stock, $4.00 par value

Item 2(e).      CUSIP NUMBER
- ---------       ------------
                307387100

Item 3.         Type of Reporting Person
- ------          ------------------------
                (a)  [  ]  Broker or Dealer registered under Section 15
                           of the Act

                (b)  [  ]  Bank as defined in section 3(a)(6) of the Act

                (c)  [  ]  Insurance Company as defined in section
                           3(a)(19) of the Act

                (d)  [XX]  Investment Company registered under section 8
                           of the Investment Company Act

                (e)  [  ]  Investment Adviser Registered under section
                           203 of the Investment Advisers Act of 1940

                (f)  [  ]  Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or
                           Endowment Fund; see Section
                           240.13d-1(b)(1)(ii)(F)

                (g)  [  ]  Parent Holding Company, in accordance with
                           Section 240.13d-1(b)(ii)(G)  (NOTE:  See
                           Item 7)

                (h)  [  ]  Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(H)
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Item 4.         Ownership:
- ------          ---------
                CSF did not own any of the Issuer's Common Stock as of December 31, 1994.

Item 5.         Ownership of Five Percent or Less of a Class
- ------          --------------------------------------------
                See Item 4.

Item 6.         Ownership of More than Five Percent on Behalf of
- ------          Another Person
                ------------------------------------------------
                INAPPLICABLE

Item 7.         Identification and Classification of the Subsidiary
- ------          Which Acquired the Security Being Reported on By the
                Parent Holding Company
                ----------------------------------------------------
                INAPPLICABLE

Item 8.         Identification and Classification of Members of the
- ------          Group
                ---------------------------------------------------
                INAPPLICABLE

Item 9.         Notice of Dissolution of Group
- ------          ------------------------------
                INAPPLICABLE

Item 10.        Certification
- -------         -------------
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 6, 1995

                COLUMBIA SPECIAL FUND, INC.

                GEORGE L. HANSETH
                ---------------------------------
                George L. Hanseth, Vice President